MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer:

Leading Brands, Inc. (the “Company”)
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

December 10, 2003

Item 3.	Press Release:

A press release announcing the material change was issued on December 10, 2003 for Canadian and U.S. distribution through CCN Matthews.

Item 4.	Summary of Material Change:

Iain Harris resigned as a director of Leading Brands, Inc.

Item 5.	Full Description of Material Change:

Same as Item 4. above

Item 6.	Reliance on Section 85(2) of the Act:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Senior Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of December, 2003.

Per:	/s Ralph McRae
Ralph McRae
Chief Executive Officer

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
IAIN HARRIS RESIGNS AS A DIRECTOR

VANCOUVER, CANADA, December 10, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces that Iain Harris has resigned as a director of the company, for personal reasons not related to his service with Leading Brands.

Leading Brands Chairman & CEO Ralph McRae said: “We want to thank Mr. Harris for his more than seven years of dedicated service to Leading Brands. He has simply been a wonderful director and ardent supporter of our Company. We wish him well in his future endeavors.”

We will continue to provide updates in our monthly newsletter, commencing again on February 1, 2004, posted at www.LBIX.com.”

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez® 100% Juices™, Soy2O™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water .

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com